January 30, 2007

The Appendix 5B Report for this quarter is an integral part of this summary and is attached.

Quarter Ending December 31, 2006 - Summary of Activities and Expenditures

LAC PANACHE – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

Due to the early onset of winter, no exploration was carried out during the quarter and it is anticipated that after some further analysis of the data produced from the IP geophysical survey as reported to the market in September, the future exploration program will be determined.

FISH CREEK – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

No exploration during quarter and quantitative modelling from EM data will determine further exploration.

ALBETROS INLAND DIAMOND EXPLORATION COMPANY

During this quarter Argosy reduced its equity in the Albetros Diamond project and has no further interest.

INVESTIGATION OF NEW OPPORTUNITIES

Argosy continued to evaluate other business opportunities and is now utilising a South African consultant (experienced mining engineer) to seek opportunities and evaluate any that become available.  During this period several desk top reviews were undertaken and an on site visit was completed in Angola.  Most of the expenditure shown as exploration in the cash flow relate to those activities.

The information in this report that relates to Exploration Results is based on information compiled by a Member of the Australasian Institute of Mining and Metallurgy and a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity
ARGOSY MINERALS INC

ABN	Quarter ended (“current quarter”)
ARBN 073 391 189	31 December 2006

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $Can’000	Year to date (12 months) $Can’000
1.1	Receipts from product sales and related debtors
1.2	Payments for (a) exploration and evaluation (b) development (c) production (d) administration	(47) (217)	(229) (1,149)
1.3	Dividends received
1.4	Interest and other items of a similar nature received	21	108
1.5	Interest and other costs of finance paid
1.6	Income Taxes Paid
1.7	Other -
	Net Operating Cash Flows	(243)	(1,270)
Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects (b) equity investments (c) other fixed assets
1.9	Proceeds from sale of: (a) prospects (b) equity investments (c) other fixed assets	1	1
1.10	Loans to other entities
1.11	Loans repaid by other entities
1.12	Other : Capital Raising Costs
	Net investing cash flows	1	1
1.13	Total operating and investing cash flows (carried forward)	(242)	(1,269)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(242)	(1,269)
	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.
1.15	Proceeds from sale of forfeited shares
1.16	Proceeds from borrowings
1.17	Repayment of borrowings
1.18	Dividends paid
1.19	Other : - Option Conversions
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(242)	(1,269)
1.20	Cash at beginning of quarter/year to date	2,598	3,626
1.21	Exchange rate adjustments to item 1.20		(1)
1.22	Cash at end of quarter	2,356	2,356

This Year to Date in this report is for 12 months and shown in Canadian Dollars. The Cash at end of quarter is equivalent to Australian Dollars  2,561.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $Can'000
1.2	Aggregate amount of payments to the parties included in item 1.2	128
1.2	Aggregate amount of loans to the parties included in item 1.10	Nil
1.2	Explanation necessary for an understanding of the transactions
	N/A

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
None

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest
Nil

Appendix 5B

Mining exploration entity quarterly report

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $Can’000	Amount used $Can’000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$Can’000
4.1	Exploration and evaluation	55
4.2	Development
	Total	55

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter Can$’000	Previous quarter $Can’000
5.1	Cash on hand and at bank	317	247
5.2	Deposits at call	2,039	2,350
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	2,356	2,598

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed		No changes
6.2	Interests in mining tenements acquired or increased		No Changes

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions
7.3	+Ordinary securities	95,969,105	95,969,105	-	Fully Paid
7.4	Changes during quarter (a) Increases through conversions (b) Increased through issues
7.5	+Convertible debt securities (description)
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted
7.7	Options Unlisted Unlisted	1,350,000 5,750,000	Nil Nil	Exercise price (Note 1) 10 cents 10 cents	Expiry date 25 May 11 25 Jun 11
7.8	Issued during quarter
7.9	Exercised during quarter
7.10	Expired during period
7.12	Unsecured notes (totals only)

Appendix 5B

Mining exploration entity quarterly report

Compliance statement

1

This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2

This statement does give a true and fair view of the matters disclosed.

Sign here:

M K Smartt…………..................……

Date:       30 January 2007

(Director/Company secretary)

Notes

1

The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2

The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3

Issued and quoted securities  The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4

The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

= == == == ==

+ See chapter 19 for defined terms.